SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*

                               Coyote Sports, Inc.
                                 (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                          (Title of Class of Securities)

                                    224071100
                                  (Cusip Number)

                                D. Reagan Horton
                            Paragon Coyote Texas Ltd.
                             307 West Seventh Street
                                    Suite 1210
                             Fort Worth, Texas 76102
                                 (817) 810-0014
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,207,692, which constitutes approximately 20.9% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 5,777,692 shares outstanding.

1.   Name of Reporting Person:

     Paragon Coyote Texas Ltd.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,207,692 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,207,692 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,207,692 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  20.9%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its sole general partner, Paragon Management Group, Inc.

(2) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.

1.   Name of Reporting Person:

     Paragon Management Group, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  1,207,692 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  1,207,692 (1)(2)(3)
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,207,692 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  20.9%

14.  Type of Reporting Person: CO
-------------
 (1) Acting through its co-Presidents, D. Ryan Horton and D. Reagan Horton.

 (2) Solely in its capacity as the sole general partner of Paragon Coyote Texas Ltd.

 (3) Assumes exercise in full of Paragon Coyote Texas Ltd.'s option to acquire up to 521,739 shares of the Stock. See Item 6.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated March 30, 1998, as amended by Amendment No. 1 thereto dated October 13, 1998, by Amendment No. 2 thereto dated February 5, 1999, by Amendment No. 3 thereto dated February 16, 1999, and by Amendment No. 4 thereto dated July 2, 1999 (the "Schedule 13D"), relating to the Common Stock, Par Value $0.001 Per Share (the "Stock"), of Coyote Sports, Inc., a Nevada corporation (the "Issuer") Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     Effective September 1, 1999, MAP resigned as an officer and the sole director of Paragon and will not be a Reporting Person for this and future filings on Schedule 13D. As used hereinafter, the term "Reporting Persons" shall not include MAP. D. Reagan Horton ("DRH") and D. Ryan Horton ("DH") have been elected directors of Paragon. In addition, DRH has been elected to the positions of President and Secretary of Paragon and DH has been elected to the positions of Vice President and Treasurer of Paragon.

     Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
Terrell Horton ("TH"), DRH and DH.

     Paragraphs (b)-(c) of Item 2 are hereby amended by adding at the end thereof the following:

     Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer or controlling person of Paragon are as follows:

                           RESIDENCE OR                  PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                   OR EMPLOYMENT

     DRH                 307 W. Seventh St.              President of Paragon
                         Suite 1210
                         Ft. Worth, Texas  76102

      DH                 307 W. Seventh St.              Vice President of
                         Suite 1210                          Paragon
                         Ft. Worth, Texas  76102

      TH                 1200 Noble Way                  Not presently
                        Flower Mound, Texas  75022      employed (Retired)

TH serves as the sole trustee of the Donald Ryan Horton Trust and the Douglas Reagan Horton Trust (together, the "Trusts"). The Trusts collectively own all of the outstanding common stock of Paragon. Accordingly, TH may be deemed to be a controlling person of Paragon.

      Paragraphs (d)-(f) of Item 2 are hereby amended in their entireties, as follows:

      (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

Reporting Persons

     THE PARTNERSHIP

     The aggregate number of shares that the Partnership owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,207,692, which constitutes approximately 20.9% of the outstanding shares of the Stock.

     PARAGON

     Because of its position as the sole general partner of the Partnership, Paragon may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,207,692 shares of the Stock, which constitutes approximately 20.9% of the outstanding shares of the Stock.

Controlling Persons

      Except for the shares of the Stock reported herein as being beneficially owned by the Partnership, which shares the Controlling Persons may be deemed to beneficially own as a result of their respective positions as controlling persons of Paragon (the sole general partner of the Partnership), none of the Controlling Persons beneficially own any shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

Reporting Persons

     THE PARTNERSHIP

     Acting through its sole general partner and assuming exercise in the full of the Unifiber Option, the Partnership has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,207,692 shares of the Stock.

     PARAGON

     Acting through its President and in its capacity as the sole general partner of the Partnership, and assuming exercise in the full of the Unifiber Option, Paragon has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,207,692 shares of the Stock.

Controlling Persons

      Except for the shares of the Stock reported herein as being beneficially owned by the Partnership, with respect to which shares the Controlling Persons may be deemed to exercise voting and dispositive control as a result of their respective positions as controlling persons of Paragon (the sole general partner of the Partnership), none of the Controlling Persons have any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: September 20, 1999

                                  PARAGON COYOTE TEXAS LTD.,
                                     a Texas limited partnership

                                  By:  Paragon Management Group, Inc.,
                                          a Texas corporation,
                                          General Partner


                                  By:_/s/ D. Reagan Horgon ______________
                                      D. Reagan Horton, President


                                  PARAGON MANAGEMENT GROUP, INC.,
                                    a Texas corporation, General Partner


                                  By:_/s/ D. Reagan Horton_______________
                                      D. Reagan Horton, President



                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith